UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

China Hydroelectric Corporation
(Name of Issuer)
Ordinary Shares, $0.001 par value
(Title of Class of Securities)
16949D101**
(CUSIP Number)
NewQuest Asia Fund I (G.P.) Ltd.
c/o Walkers Corporate Services Limited
Walker House
87 Mary Street, George Town
Grand Cayman, Cayman Islands KY1-9005
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The CUSIP number refers to the American Depositary Shares that relate to the Ordinary Shares and trade on the New York Stock Exchange. The Ordinary Shares of China Hydroelectric Corporation are not publicly traded in the United States.

CUSIP No.	16949D101

1	NAMES OF REPORTING PERSONS NewQuest Asia Fund I (G.P.) Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		38,744,395

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		38,744,395

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	38,744,395

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	16949D101

1	NAMES OF REPORTING PERSONS NewQuest Asia Fund I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,744,395

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		38,744,395

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	38,744,395

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC; PN

CUSIP No.	16949D101

1	NAMES OF REPORTING PERSONS CPI Ballpark Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Mauritius

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		38,744,395

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		38,744,395

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	38,744,395

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Item 1. Security and Issuer.
This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.001 per share (the “Ordinary Shares”), of China Hydroelectric Corporation (the “Company”). CPI (as defined herein) previously filed a statement on Schedule 13D with Bank of America Corporation and Blue Ridge Investments, L.L.C., which was originally filed on February 4, 2010 and was subsequently amended on July 27, 2010 and February 14, 2011. Future amendments to CPI’s statement on Schedule 13D will be filed as an amendment to this Statement. The address of the principal executive offices of the Company is 25B, New Poly Plaza, No. 1 North Chaoyangmen Street, Dongcheng District, Beijing, People’s Republic of China 100010.
The information set forth in the Schedules and Exhibits to this Statement is hereby expressly incorporated herein by reference, and the responses to each item of this Statement are qualified in their entirety by the provisions of such Schedules and Exhibits.
Item 2. Identity and Background.
This Statement is filed on behalf of NewQuest Asia Fund I, L.P., a Cayman Islands exempted limited partnership (“NewQuest”), NewQuest Asia Fund I (G.P.) Ltd., a Cayman Islands exempted company and general partner of NewQuest (“NewQuest GP”), and CPI Ballpark Investments Ltd., a limited liability company organized under the laws of Mauritius and a wholly owned subsidiary of NewQuest (“CPI,” and together with NewQuest and NewQuest GP, the “Reporting Persons”).
NewQuest GP is an exempted company registered in the Cayman Islands. NewQuest GP is engaged in the business of investing and managing equity, equity-linked and debt securities of varying types issued by U.S. corporate or foreign issuers. NewQuest GP was formed to serve as the sole general partner of NewQuest. The principal address of NewQuest GP is: Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005.
NewQuest is an exempted limited partnership registered in the Cayman Islands. NewQuest is engaged in the business of investments in equity, equity-linked and debt securities of varying types issued by U.S. corporate or foreign issuers. The sole general partner of NewQuest is NewQuest GP. The principal address of NewQuest is: Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005.
CPI is wholly owned by NewQuest. CPI is engaged in the business of investments in equity, equity-linked and debt securities of varying types issued by U.S. corporate or foreign issuers. The principal address of CPI is: 10th Floor, Raffles Tower, 19 Cybercity, Ebene, Republic of Mauritius.
Information concerning each executive officer, director and controlling person (the “Listed Persons”) of each of the Reporting Persons is listed on Schedule I attached hereto, and is incorporated by reference herein.
During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Prior to the Company’s initial public offering, CPI purchased 50,000 and 25,000 convertible preferred shares of the Company in January 2008 and July 2008, respectively, with cash. The funds for the purchase of the convertible preferred shares of the Company by CPI (the “Pre-IPO Shares”) were provided from the working capital of CPI. Immediately prior to the closing of the Company’s initial public offering on January 28, 2010, the Pre-IPO Shares, and accrued dividends thereon, were converted into an aggregate of 30,858,964 Ordinary Shares.

On February 4, 2011, NewQuest entered into two agreements, pursuant to which, (i) on April 14, 2011, NewQuest acquired, among other things, CPI, including its portfolio investment holdings of 30,858,964 Ordinary Shares of the Company, and (ii) on April 15, 2011, following NewQuest’s acquisition of CPI, CPI acquired an additional 7,885,431 Ordinary Shares of the Company in exchange for $13,095,362 in cash. The source of the funds for these acquisitions was NewQuest’s working capital. As a result of such transactions, CPI became a wholly owned subsidiary of NewQuest and directly owned an aggregate of 38,744,395 Ordinary Shares of the Company.
CPI may be deemed to be a member of a group with respect to the Company or the Ordinary Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by virtue of CPI being party to that certain Amended and Restated Shareholders Agreement, dated October 27, 2009 (the “Shareholders Agreement”), among the Company, CPI and the other parties signatories thereto (collectively, the “Other Shareholder Parties”). CPI and the Other Shareholder Parties are collectively referred to herein as the “Shareholders.” CPI expressly disclaims any such group membership for purposes of Section 13(d) of the Exchange Act or otherwise.
The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company.
Item 4. Purpose of the Transaction.
Each of NewQuest and CPI made its purchases for investment purposes. CPI intends to optimize the value of its investments and, therefore, will review from time to time the Company’s business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, CPI may consider from time to time various alternative courses of action. Such actions may include the acquisition or disposition of the Ordinary Shares or other securities through open market transactions, privately negotiated transactions, a tender offer, an exchange offer or otherwise.
Representatives of CPI have had discussions with Company management and may in the future have such discussions concerning ways the Company could maximize shareholder value.
Except as set forth in this Statement, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, none of the Listed Persons, has formulated any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a) As of April 19, 2011, CPI directly beneficially owned 38,744,395 Ordinary Shares, or approximately 25.3% of the Ordinary Shares. NewQuest and its sole general partner, NewQuest GP, may be deemed to beneficially own, as of April 19, 2011, such 38,744,395 Ordinary Shares, which represents approximately 25.3% of the Ordinary Shares. The foregoing calculation of percentage ownership is based on 153,295,516 Ordinary Shares issued and outstanding as represented by the Company in its Annual Report on Form 20-F filed on April 4, 2011.
CPI and the Other Shareholder Parties, by virtue of the Shareholders Agreement, NewQuest, by virtue of its being the parent of CPI, and NewQuest GP, by virtue of its control of NewQuest, may be considered members of a group, within the meaning of Section 13(d)(3) and Rule 13d-5(b)(1) of the Exchange Act. As a result, each Reporting Person may be deemed, in its capacity as a member of a group, to beneficially own the Ordinary Shares attributable to the Other Shareholder Parties.
Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, the beneficial owner of any securities held by the Other Shareholder Parties.

(b) Number of shares as to which each Reporting Person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
CPI, by virtue of the Shareholders Agreement, and NewQuest, by virtue of its being the parent company of CPI, may be deemed to have shared power to vote those Ordinary Shares attributable to the Other Shareholder Parties.
(c) On April 15, 2011, CPI acquired 7,885,431 Ordinary Shares for an aggregate purchase price of $13,095,362, or approximately $1.66 per share. Other than as described in this Statement, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Listed Persons, has effected any transaction in the Ordinary Shares during the past 60 days.
(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Shareholders Agreement was entered into for the purpose of, among others, establishing the composition of the Company’s board of directors, granting to the Shareholders certain registration rights and providing for a lock-up period following the Company’s initial public offering. The description of the Shareholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Shareholders Agreement, a copy of which is attached hereto as Exhibit 99.2. Exhibit 99.2 hereto is incorporated herein by reference into this Item 6.
Item 7. Material to be Filed as Exhibits.
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith).
99.2
Amended and Restated Shareholders Agreement, dated October 27, 2009, by and among China Hydroelectric Corporation, CPI Ballpark Investments Ltd. and the other parties signatory thereto (incorporated herein by reference to Exhibit 4.4 of Form F-1 filed by China Hydroelectric Corporation on December 8, 2009, File No. 333-163558).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2011	NEWQUEST ASIA FUND I (G.P.) LTD.
	By:	/s/ Darren C. Massara
		Name:	Darren C. Massara
		Title:	Director

April 19, 2011	NEWQUEST ASIA FUND I, L.P.
	By:	NewQuest Asia Fund I (G.P.) Ltd.

	By:	/s/ Darren C. Massara
		Name:	Darren C. Massara
		Title:	Director

April 19, 2011	CPI BALLPARK INVESTMENTS LTD.
	By:	/s/ Amit Gupta
		Name:	Amit Gupta
		Title:	Director

SCHEDULE I
EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS
The following sets forth the name and present principal occupation of each executive officer and director of NewQuest Asia Fund I (G.P.) Ltd. The business address of each of the executive officers and directors of NewQuest Asia Fund I (G.P.) Ltd. is: Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005.

Position with NewQuest
Name	Asia Fund I (G.P.) Ltd.	Citizenship; Principal Occupation
Randhirsingh Juddoo	Director	Republic of Mauritius; Managing Director, Trident Trust Company (Mauritius) Limited, 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louis, Republic of Mauritius
Rajan Rosick	Director	Republic of Mauritius; Head of New Business, Trident Trust Company (Mauritius) Limited, 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louis, Republic of Mauritius
Ryutaro Aida	Director	Japan; Consultant, 3-7-11-301 Azabu Juban Minato Ku Tokyo 1060045 Japan
Darren Massara	Director	United States of America; Partner, NewQuest Capital Partners (HK) Limited, Suite 89, 17/F, Wheelock House, 20 Pedder Street, Central, Hong Kong
Min Lin	Director	China; Partner, NewQuest Capital Partners (HK) Limited, Suite 89, 17/F, Wheelock House, 20 Pedder Street, Central, Hong Kong
Ashraf Ali Deenmahomed	Alternate Director	Republic of Mauritius; Head of Fund Administration, Trident Trust Company (Mauritius) Limited, 5th Floor, Barkly Wharf, Le Caudan Waterfront, Port Louis, Republic of Mauritius
Bonnie Sum Wai Lo	Alternate Director	Hong Kong; Partner, NewQuest Capital Partners (HK) Limited, Suite 89, 17/F, Wheelock House, 20 Pedder Street, Central, Hong Kong
Amit Gupta	Alternate Director	Republic of India; Partner & Chief Operating Officer, NewQuest Capital Partners (HK) Limited, Suite 89, 17/F, Wheelock House, 20 Pedder Street, Central, Hong Kong
The following sets forth the name and present principal occupation of each executive officer and director of NewQuest Asia Fund I, L.P. The business address of each of the executive officers and directors of NewQuest Asia Fund I, L.P. is: Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands KY1-9005.

Position with NewQuest
Name	Asia Fund I, L.P.	Citizenship; Principal Occupation
NewQuest Asia Fund I (G.P.) Ltd.	General Partner	Not Applicable

The following sets forth the name and present principal occupation of each director and alternate director of CPI Ballpark Investments Ltd. The business address of each of the executive officers and directors of CPI Ballpark Investments Ltd. is: 10th Floor, Raffles Tower, 19 Cybercity, Ebene, Republic of Mauritius.

Position with CPI Ballpark
Name	Investments Ltd.	Citizenship; Principal Occupation
Subhash C Lallah	Director	Republic of Mauritius; Senior Counsel, Lallah Chambers, 108-109, Chancery House, Lisley Geoffroy St, Port Louis, Republic of Mauritius
Georges A. Robert	Director	Republic of Mauritius; Senior Attorney, 8 Georges Guibert Street, Port Louis, Republic of Mauritius
Darren C Massara	Director	United States of America; Partner, NewQuest Capital Partners (HK) Limited, Suite 89, 17/F, Wheelock House, 20 Pedder Street, Central, Hong Kong
Amit Gupta	Director	See above.
Ryutaro Aida	Director	See above.
Bonnie Sum Wai Lo	Alternate Director	See above.
Min Lin	Alternate Director	See above.
Mithilesh Lallah	Alternate Director	Republic of Mauritius; Barrister, Lallah Chambers, 108-109, Chancery House, Lislet Geoffroy St, Port Louis, Republic of Mauritius

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (furnished herewith).
99.2
Amended and Restated Shareholders Agreement, dated October 27, 2009, by and among China Hydroelectric Corporation, CPI Ballpark Investments Ltd. and the other parties signatory thereto (incorporated herein by reference to Exhibit 4.4 of Form F-1 filed with the Securities and Exchange Commission by China Hydroelectric Corporation on December 8, 2009, File No. 333-163558).